UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 17, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

On September 17, 2024, VivoPower International PLC (the “Company”, “VVPR”) issued a press release announcing that it has entered into a heads of agreement to merge with Future Automotive Solutions and Technologies Inc. (“FAST”), a Canadian hydrogen technology company, at a combined pro-forma equity valuation of US$1.13 billion. The proposed all-stock merger, which is exclusive but remains non-binding pending the execution of definitive agreements, will result in the issuance of 5.72 million restricted shares of VivoPower at a price per share of US$101 per VVPR share to FAST shareholders, valuing the equity of VivoPower at approximately US$556 million and the equity of FAST at US$578 million. VivoPower shareholders are expected to own 49% of the pro forma combined group, with all affiliates and insiders agreeing to a voluntary lock up upon closing of the transaction. Following the proposed merger, VivoPower is expected to have an estimated 11.2 million fully diluted shares outstanding, of which all affiliates and insiders of both VivoPower and FAST will be locked up for an agreed time period. The closing of the transaction is subject to several conditions, including, but not limited to, the closing of the previously announced business combination between Tembo and Cactus Acquisition Corp. 1 Limited, the separate listing of Tembo on Nasdaq, regulatory approvals, and the delivery of a satisfactory third-party fairness opinion.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520), Form F-3 (File No. 333-276509) and Form F-1 (File No. 333-267481).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 17, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman